

Mailstop 4628

September 8, 2017

Via E-mail
Mr. Daniel Buron
Chief Financial Officer
Domtar Corporation
234 Kingsley Park Drive
Fort Mill, South Carolina 29715

      Re: **Domtar Corporation**
              Form 10-K for the Fiscal Year ended December 31, 2016
              Filed February 24, 2017
              Response Letter Dated August 22, 2017
              File No. 1-33164

Dear Mr. Buron:

We have reviewed your response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 4

Financial Statements

Note 24 – Segment Disclosures, page 118

1.   Your response to prior comment 1 from our letter dated August 8, 2017 describes differences in end use markets for your communication paper and specialty packaging paper products, with the communication paper grades serving end use markets that tend to be declining in demand and the specialty and packaging paper grades serving end use markets that tend to be stable or growing. Consistent with this, your response indicates

Mr. Daniel Buron
Domtar Corporation
September 8, 2017

      declining price and shipment trends for the communication paper group versus stable or increasing price and shipment trends for the specialty and packaging paper group. Given these differences, which you also appear to view as sufficiently significant to make disclosure distinctions in your recent investor presentations, we believe that these two paper groups are sufficiently dissimilar such that disaggregated revenue disclosure is required under FASB ASC paragraph 280-10-50-40.

      You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                  Sincerely,

                  /s/ Brad Skinner for

                  Karl Hiller
                  Branch Chief
                  Office of Natural Resources